SelectOne^{SM} Bond



TRAVELERS
SUITE 2200
200 NORTH LASALLE STREET
CHICAGO, IL 60601

10/27/2014

LOCKTON COMPANIES LLC
Patrick McChrystal
525 W Monroe, Suite 600
Chicago, IL 60661

Binder

Bond Policy Number:	ZBN-15R2765A-13-N2	**Prior Bond Number:**	ZBN-15R2765A-13-N2

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

Insured: Monroe Capital Corporation
Chicago, IL 60606

Company: St. Paul Fire & Marine Insurance Company

Term: 10/25/2014 to 10/25/2015

Commission: 15.0%

Bond Premium Payable [Pre-Paid]: $8,813

Bill Type: Agency Bill
Payment Type: Lump Sum / Full Pay   1 installments

Insuring Agreements

All insuring agreements are shown. A checked checkbox indicates
an agreement that was selected by the insured.

	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
☑ **(A) Fidelity**	$2,500,000	$100,000
☐ Data Processing Organizations		
☐ Partners		
☑ **(B)Audit Expense**	$100,000	$0
☑ **(C)Premises**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(D)Transit**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(E) Forgery or Alteration**	$2,500,000	$100,000

SelectOne℠ Bond



Insuring Agreements

	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount

All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

☑ **(F) Securities**	$2,500,000	$100,000
☑ **(G) Counterfeit Currency**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(H) Stop Payment**	$100,000	$5,000
☑ **(I)Uncollectible Items of Deposit**	$100,000	$5,000
☑ **Computer Systems**	$2,500,000	*Same As Insuring Agreement A*
☑ **Voice Initiated Transactions**	$2,500,000	$100,000
☑ **Telefacsimile**	$2,500,000	$100,000
☑ **Unauthorized Signature**	$2,500,000	$100,000
☐ **Registered Representatives**		
☐ **Extortion -- Threats to Persons and Property**		

Endorsements

Form #	Form Title
ICB001	Investment Company Blanket Bond Declarations Page
ICB005	Investment Company Blanket Bond Form
ICB012	Unauthorized Signature
ICB013	Telefacsimile Coverage
ICB014	Voice Initiated Transactions
ICB016	Definition of Investment Company
ICB025	Amend General Agreement A - Newly Created Investment Companies
ICB026	Add Exclusions N&O (Mandatory)
ICB010	Named Insured (Monroe Capital Corporation SBIC LP)
ICB011	Computer Systems (all systems utilized by the Insured)
ICB027	Joint Loss Payee Rider (ING)

Proposal Subjectivities - For Investment Company Blanket Bond

SelectOne^{SM} Bond



☑ This binder is a conditional binder, valid until 11/25/2014. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated below is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.
This binder shows the premiums of the general coverages described, but in no way changes or affects any terms, conditions or exclusions of policies as actually issued.

☑ A Travelers Investment Company Blanket Bond Application, (ICB003) that must be properly completed, signed and dated on or before the effective date of coverage.

Thank you for considering the Travelers for your client's specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Anu Nagaraju

Anupama Nagaraju
Acct Exec Officer Bond/FPS

Telephone: 312/458-6687
Facsimile: 312/458-6674
E-mail Address: ANAGARA3@travelers.com

IMPORTANT NOTICE REGARDING COMPENSATION DISCLOSURE

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183